

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

June 2, 2009

William J. Doyle
Chief Executive Officer
Potash Corporation of Saskatchewan Inc.
Suite 500
122 – 1st Avenue South
Saskatoon, Saskatchewan
Canada S7K 7G3

>   **Re: Potash Corporation of Saskatchewan Inc.**
>   **File Number: 001-10351**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed February 26, 2009**

Dear Mr. Doyle:

    We have reviewed your responses to the comments in our letter dated April 14, 2009 and have the following additional comments.

Form 10-K

Exhibits

1. We note that you have incorporated by reference Exhibit 4(a), Exhibit 4(c), Exhibit 4(l) and Exhibit 10(h)(h) to the Form 10-K. However, Exhibit 4(a), Exhibit 4(c) and Exhibit 4(l) do not include all of the exhibits listed in the table of contents of the agreements or referenced in the agreements. All agreements must be filed in full and include all schedules, exhibits and annexes. Additionally, we could not locate Exhibit 10(h)(h) which is described as being filed on the Form 10-K for fiscal year ending on December 31, 2006. Please file the above-referenced exhibits, including all attachments, schedules and exhibits, with your next Exchange Act filing.

2. Further, please confirm that you will file all exhibits in full and include all
    schedules, exhibits and annexes in future filings.

Exhibit 99(a)

Compensation, page 37

3. We note your response to prior comment 1 and reissue. We note, for example,
    and without limitation, the disclosure on page 53 that in order for you to
    determine your chief executive officer's compensation for 2008, certain targets
    were set, including the earnings per share and cash flow per share. If you believe
    that your performance targets may be omitted due to the risk of competitive harm,
    you must provide additional detailed analysis in support of this conclusion. We
    request that you address how the disclosure of performance targets might allow
    your competitors to extrapolate sensitive information about the company's
    earning growth and capital strategies. Please describe how performance targets
    for the company and its business units, along with the company's other publically
    available information, might allow your competitors to acquire information
    relating to your past or present business plan or provide insight regarding your
    business strategies. Discuss how a competitor might deconstruct the target
    numbers to ascertain confidential commercial or financial information. Refer to
    Instruction 4 of Item 402(b) of Regulation S-K.

Performance Option Plans, page 48

4. While we note your response to prior comment 3 and your disclosure on page 48
    which describes the role of Hewitt Associates and your historical data, please
    confirm that you will fully discuss in future filings your methodology for linking
    compensation study results and the vesting schedule targets.

Compensation Consultants and Comparator Groups, page 51

5. We note your response to prior comment 4. Although you state that you do not
    benchmark against the "Additional Surveys", your disclosure under "Salary" on
    page 45 states that you establish salary guidelines at the 50th percentile of the
    "Comparative Compensation Information." We note that the term "Comparative
    Compensation Information" is defined on page 41 to include the Comparator
    Group and the Additional Surveys. Please reconcile this disclosure with your
    response to our prior comment 4.   To the extent that you benchmark against the
    Additional Surveys, please confirm that you will identify the companies included
    in those surveys. If you do not benchmark against the Additional Surveys, please
    confirm that you will revise your future filings to clarify this fact.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Lauren Nguyen at (202) 551-3642. If you need further assistance, you may contact me at (202) 551-3314.

Regards,

Daniel Morris
Attorney-Advisor